MORGAN STANLEY AMERICAN FRANCHISE FUND
522 Fifth Avenue
New York, New York 10036
June 17, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Morgan Stanley American Franchise Fund Request for Withdrawal of Registration Statement on Form N-1A Securities Act File No. 333-122017 Investment Company Act No. 811-21699
Dear Sir or Madam:
     We hereby request withdrawal of the Registration Statement for Morgan Stanley American Franchise Fund (the “Fund”). The Fund filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on January 13, 2005 via EDGAR Accession No. 0000950136-05-000181.
     The Fund’s Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.
     The Fund determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Fund’s Registration Statement pursuant to Rule 477 under the Securities Act of 1933.
     If you have any questions, please feel free to contact me at 212.296.6980 (tel) or 212.507-8589 (fax).

Very truly yours,
/s/ Daniel E. Burton
Daniel E. Burton